Genprex, Inc.

1601 Trinity Street, Suite 3.312.09

Austin, TX 78712

October 2, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Genprex, Inc.

       Request to Withdraw Registration Statement on Form S-1

File No. 333-235732

CIK No. 0001595248

Ladies and Gentlemen:

Genprex, Inc. (the "Company"), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act") that the Company's Registration Statement on Form S-1 (File No. 333-235732), initially filed with the Securities and Exchange Commission ("SEC") on December 27, 2019, together with all exhibits thereto ("Registration Statement"), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Very truly yours,

/s/ J. Rodney Varner
J. Rodney Varner
Chief Executive Officer

cc:   Sheppard, Mullin, Richter & Hampton LLP